_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of  30 September 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BHP Billiton Plc
Financial Statements for the year ended 30 June 2003 (part 1 of 3)

Contents

Statement of Directors' Responsibilities in Respect of the Preparation of the Financial Statements

Independent Auditors' Report to the Members of BHP Billiton Plc

Financial Statements

Consolidated Profit and Loss Account

Consolidated Statement of Total Recognised Gains and Losses

Consolidated Balance Sheet

Consolidated Statement of Cash Flows

Dual Listed Companies Structure and Basis ofPreparation of Financial Statements

Accounting Policies

Notes to Financial Statements

1 Principal subsidiaries, joint ventures, associates and joint arrangements

2 Exceptional items

3 Discontinued Operations

4 Analysis by business segment

5 Analysis by geographical segment

6 Reconciliation of net operating assets

7 Net operating costs

8 Net interest and similar items payable/(receivable)

9 Employees

10 Taxation

11 Dividends

12 Earnings per share

13 Intangible assets

14 Tangible fixed assets

15 Fixed asset investments

16 Stocks

17 Debtors

18 Current asset investments

19 Creditors amounts falling due within one year

20 Creditors amounts falling due after more than one year

21 Provisions for liabilities and charges

22 Called up share capital and contributed equity

23 Employee share ownership plans

24 Reserves

25 Reconciliation of movements in shareholders' funds

26 Commitments

27 Pensions and post-retirement medical benefits

28 Analysis of movements in net debt

29 Financial instruments

30 Related parties

31 Contingent liabilities

32 BHP Billiton Plc (unconsolidated parent company)

33 US Generally Accepted Accounting Principles disclosures

34 Supplementary oil and gas information (unaudited)

35 Supplementary mineral resource and ore reserves information (unaudited)

Statement of Directors' Responsibilities in Respect of the Preparation of the Financial Statements

The following statement, which should be read in conjunction with the statement of auditors' responsibilities included in the report of the auditors set out on the following page, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and the auditors in relation to the financial statements.

The Directors are required by the United Kingdom Companies Act 1985 to prepare financial statements for each financial year that give a true and fair view of the state of affairs of BHP Billiton Plc and the BHP Billiton Group at the end of the period and of the profit and loss for the period.

In preparing those financial statements, the Directors are required to:

  select suitable accounting policies and apply them consistently;
  make judgements and estimates that are reasonable and prudent;
  state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
  prepare the financial statements on the going concern basis unless it is inappropriate to presume that the BHP Billiton Group will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy, at any time, the financial position of BHP Billiton Plc, and which enable the Directors to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the BHP Billiton Group and to prevent and detect fraud and other irregularities.

Independent Auditors' Report to the Members of BHP Billiton Plc

We have audited the financial statements on pages 73 to 184.

We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of the Directors and the joint auditors

The Directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described on page 71 this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 44 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2003 and of the profit and cash flows of the Group for the year then ended and the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

Chartered Accountants and registered auditor

London, 9 September 2003

PricewaterhouseCoopers LLP

Chartered Accountants and registered auditors

London, 9 September 2003

Note - the page numbers shown above refer to the appropriate pages in the BHP Billiton Plc 2003 Annual Report.

Consolidated Profit and Loss Account

for the year ended 30 June 2003

Notes		Continuing Operations US$M	2003 Discontinued Operations/ Exceptional items)(a) (notes 2,3) US$M	Total US$M	Continuing Operations US$M	Exceptional items (note 2) US$M	2002 Continuing Operations including Exceptional items US$M	Discontinued Operations including exceptional items)(a) (note 3) US$M	Total US$M	Continuing Operations US$M	Exceptional items (note 2) US$M	2001 Continuing Operations including exceptional items US$M	Discontinued Operations including exceptional items)(a) (notes 2,3) US$M	Total US$M
Turnover (including share of joint ventures and associates)
Group production		14 124	-	14 124	13 038	-	13 038	2 550	15 588	13 838	-	13 838	3 214	17 052
Third party products	4	3 382	-	3 382	2 190	-	2 190	-	2 190	2 027	-	2 027	-	2 027
	4,5	17 506	-	17 506	15 228	-	15 228	2 550	17 778	15 865	-	15 865	3 214	19 079
less Share of joint ventures' and associates' turnover included above	4,5	(1 898)	-	(1 898)	(1 666)	-	(1 666)	(206)	(1 872)	(1 094)	-	(1 094)	(196)	(1 290)
Group turnover	5	15 608	-	15 608	13 562	-	13 562	2 344	15 906	14 771	-	14 771	3 018	17 789
Net operating costs	7	(12 554)	-	(12 554)	(10 907)	(111)	(11 018)	(2 285)	(13 303)	(11 766)	(38)	(11 804)	(2 807)	(14 611)
Group operating profit/(loss)		3 054	-	3 054	2 655	(111)	2 544	59	2 603	3 005	(38)	2 967	211	3 178
Share of operating profit/(loss) of joint ventures and associates (b)		358	-	358	329	-	329	11	340	279	(634)	(355)	2	(353)
Operating profit/(loss) (including share of profit of joint ventures and associates)		3 412	-	3 412	2 984	(111)	2 873	70	2 943	3 284	(672)	2 612	213	2 825
Comprising:
Group production		3 369	-	3 369	2 956	(111)	2 845	70	2 915	3 239	(672)	2 567	213	2 780
Third party products	4	43	-	43	28	-	28	-	28	45	-	45	-	45
		3 412	-	3 412	2 984	(111)	2 873	70	2 943	3 284	(672)	2 612	213	2 825
Income from other fixed asset investments		16	-	16	37	-	37	1	38	28	-	28	4	32
Profit on sale of fixed assets		46	-	46	13	-	13	15	28	71	128	199	1	200
Profit on sale of operations		7	-	7	68	-	68	-	68	4	-	4	-	4
Loss on termination of operations (c)	2	-	-	-	-	(101)	(101)	-	(101)	-	(430)	(430)	-	(430)
Loss on sale of Discontinued Operations	2	-	(19)	(19)	-	-	-	-	-	-	-	-	-	-
Merger transaction costs	2	-	-	-	-	-	-	-	-	-	(92)	(92)	-	(92)
Profit/(loss) before net interest and similar items payable and taxation		3 481	(19)	3 462	3 102	(212)	2 890	86	2 976	3 387	(1 066)	2 321	218	2 539
Net interest and similar items payable
Group	8	(444)	-	(444)	(208)	-	(208)	(4)	(212)	(392)	(6)	(398)	(15)	(413)
Joint ventures and associates	8	(93)	-	(93)	(28)	-	(28)	(9)	(37)	(49)	-	(49)	(14)	(63)
Profit/(loss) before taxation	4,5	2 944	(19)	2 925	2 866	(212)	2 654	73	2 727	2 946	(1 072)	1 874	189	2 063
Taxation	10	(984)	-	(984)	(961)	(32)	(993)	3	(990)	(902)	125	(777)	(34)	(811)
Profit/(loss) after taxation		1 960	(19)	1 941	1 905	(244)	1 661	76	1 737	2 044	(947)	1 097	155	1 252
Equity minority interests		(40)	-	(40)	(39)	-	(39)	(8)	(47)	(21)	302	281	(4)	277
Profit/(loss) for the financial year (attributable profit)		1 920	(19)	1 901	1 866	(244)	1 622	68	1 690	2 023	(645)	1 378	151	1 529
Dividends to shareholders	11	(900)	-	(900)	(784)	-	(784)	-	(784)	(754)	-	(754)	-	(754)
Retained profit/(loss) for the financial year	24	1 020	(19)	1 001	1 082	(244)	838	68	906	1 269	(645)	624	151	775
Earnings per ordinary share (basic) (US cents)	12	30.9	(0.3)	30.6	31.0	(4.1)	26.9	1.1	28.0	34.1	(10.9)	23.2	2.5	25.7
Earnings per ordinary share (diluted) (US cents)	12	30.9	(0.3)	30.6	31.0	(4.1)	26.9	1.1	28.0	33.9	(10.8)	23.1	2.5	25.6
Dividend per ordinary share (US cents)	11			14.5					13.0					12.0
Dividend per ordinary share (Australian cents) (d)	11													24.7

(a) Due to the demerger of the BHP Steel business in July 2002, BHP Steel's results have been reported as Discontinued Operations together with the results of the OneSteel business which was spun-off from BHP Billiton in October 2000. There are no exceptional items in net operating costs of Discontinued Operations for the year ended 30 June 2002. In the year ended 30 June 2001, included within operating costs is an exceptional charge of US$22 million (before tax) relating to restructuring costs and provisions for BHP Steel businesses. Net interest shown against Discontinued Operations includes that amount of net external interest that is directly attributable to the Discontinued Operations. Taxation is the nominal charge on the profit before taxation.

(b) In the year ended 30 June 2001, the exceptional share of operating losses of joint ventures and associates includes the impairment of HBI Venezuela (US$520 million).

(c) In the year ended 30 June 2001, the exceptional loss on termination of operations relates to the Ok Tedi copper mine.

(d) BHP Billiton Limited dividends for the year ended 30 June 2001 were declared in Australian cents. The amounts shown above are adjusted for the BHP Billiton Limited bonus issue effective 29 June 2001.

The accompanying notes form part of these financial statements.

Consolidated Statement of Consolidated Gains and  Losses

for the year ended 30 June 2003

	Group			Joint ventures and associates			Total
	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M
Attributable profit for the financial year (a)	1 737	1 465	1 964	164	225	(435)	1 901	1 690	1 529
Exchange gains and losses on foreign currency net investments (b)	67	25	(712)	-	-	(51)	67	25	(763)
Total recognised gains for the financial year	1 804	1 490	1 252	164	225	(486)	1 968	1 715	766

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Statement of Total Recognised Gains and Losses for the years ending 30 June 2002 and 30 June 2001 include gains and losses pertaining to BHP Steel.

            (a) Included in joint ventures' and associates' attributable profit is a profit of US$25 million (2002: US$26 million; 2001: US$12 million) relating to associated companies.

            (b) Exchange gains and losses on foreign currency net investments include net exchange gains/(losses) on foreign currency borrowings, which hedge overseas investments, of US$7 million (2002: US$10 million; 2001: US$(90) million)
                  and associated tax expense/(benefit) of US$2 million (2002: US$1 million; 2001: US$(40) million).

The accompanying notes form part of these financial statements.

Consolidated Balance Sheet

as at 30 June 2003

Notes		2003 US$M	2002 US$M
Fixed assets
Intangible assets
Goodwill	13	36	42
Negative goodwill	13	(29)	(33)
		7	9
Tangible assets	14	19 809	20 179
Investments
Joint ventures - share of gross assets		2 880	2 902
Joint ventures - share of gross liabilities		(1 477)	(1 434)
	15	1 403	1 468
Associates	15	-	85
Loans to joint ventures and associates and other investments	15	443	987
Total fixed assets		21 662	22 728
Current assets
Stocks	16	1 379	1 457
Debtors
Amounts due within one year	17	2 224	2 554
Amounts due after more than one year	17	1 405	1 197
	17	3 629	3 751
Investments	18	143	117
Cash including money market deposits	28	1 552	1 499
Total current assets		6 703	6 824
Creditors - amounts falling due within one year	19	(4 207)	(6 229)
Net current assets		2 496	595
Total assets less current liabilities		24 158	23 323
Creditors - amounts falling due after more than one year	20	(6 849)	(5 987)
Provisions for liabilities and charges	21	(4 978)	(4 654)
Net assets		12 331	12 682
Equity minority interests		(318)	(326)
Attributable net assets		12 013	12 356
Capital and reserves
Called up share capital - BHP Billiton Plc	22	1 234	1 160
Share premium account	24	518	592
Contributed equity - BHP Billiton Limited	22	1 785	3 143
Profit and loss account	24	8 496	7 461
Interest in shares of BHP Billiton Plc (a)	25	(20)	-
Equity shareholders' funds	25	12 013	12 356

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Balance Sheet as at 30 June 2002 includes BHP Steel assets and liabilities accordingly. (Refer note 3.)

(a) The interest in shares of BHP Billiton Plc held under the share repurchase scheme has been deducted from capital and reserves in order to show a true and fair view.

The financial statements were approved by the Board of Directors on 9 September 2003 and signed on its behalf by:

Don Argus                                         Charles Goodyear
Chairman                                          Chief Executive Officer

The accompanying notes form part of these financial statements.

Consolidated Statement of Cash Flows

for the year ended 30 June 2003

Notes	2003 US$M	2002 US$M	2001 US$M
Net cash inflow from Group operating activities (a)	4 793	4 605	4 816
Dividends received from joint ventures and associates	197	149	154
Interest paid	(383)	(496)	(587)
Dividends paid on redeemable preference shares	(28)	(35)	(69)
Interest received	36	156	132
Other dividends received	15	38	39
Dividends paid to minorities	(38)	(20)	(50)
Net cash outflow from returns on investments and servicing of finance	(398)	(357)	(535)
Taxes paid	(1 002)	(606)	(587)
Refund of taxes paid	-	91	-
Taxation	(1 002)	(515)	(587)
Available cash flow	3 590	3 882	3 848
Purchases of tangible fixed assets	(2 571)	(2 481)	(3 038)
Exploration expenditure	(348)	(390)	(341)
Disposals of tangible fixed assets	99	200	339
Purchase of investments and funding of joint ventures	(95)	(182)	(677)
Sale of investments and repayments by joint ventures (b)	560	232	82
Net cash outflow from capital expenditure and financial investment	(2 355)	(2 621)	(3 635)
Investment in subsidiaries	-	(45)	(1 567)
Demerger or sale of subsidiaries (b)	358	190	372
Net cash acquired with subsidiary	-	-	117
Cash transferred on demerger or disposal (b)	(86)	(45)	(61)
Investment in joint ventures	-	(208)	(482)
Disposal of joint ventures and associates	133	70	193
Net cash inflow/(outflow) from acquisitions and disposals	405	(38)	(1 428)
Net cash flow before equity dividends paid, management of liquid resources and financing	1 640	1 223	(1 215)
Equity dividends paid	(830)	(811)	(751)
Net cash flow before management of liquid resources and financing	810	412	(1 966)
Net cash (outflow)/inflow from management of liquid resources	(665)	157	242
Redeemable preference shares	-	(423)	(425)
Finance lease obligations	-	(28)	(4)
Debt due within one year - repayment of loans	(2 683)	(1 344)	(668)
Debt due within one year - drawdowns	1 435	1 657	849
Debt due after one year - repayment of loans	(1 438)	(2 722)	(998)
Debt due after one year - drawdowns	2 263	2 318	2 072
Net cash outflow from debt and finance leases	(423)	(542)	826
Share repurchase scheme - BHP Billiton Plc	(20)	-	194
Share buy-back program - BHP Billiton Limited	-	(19)	-
Issue of shares	172	140	732
Net cash inflow/(outflow) from financing	(271)	(421)	1 752
(Decrease)/increase in cash in the financial year	(126)	148	28

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Statement of Cash Flows for the years ended 30 June 2002 and 30 June 2001 include cash flows of BHP Steel.

Notes		2003 US$M	2002 US$M	2001 US$M
Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash in the financial year		(126)	148	28
Cash flow from debt and finance leases		423	542	(826)
Cash flow from management of liquid resources		665	(157)	(242)
Decrease/(increase) in net debt arising from cash flows		962	533	(1 040)
Increase in debt from acquisition and disposal of subsidiaries		-	-	(665)
Other non-cash movements	28	232	-	-
(Increase)/decrease in net debt from exchange adjustments	28	(144)	(34)	476
Decrease/(increase) in net debt		1 050	499	(1 229)
Net debt at beginning of the financial year	28	(6 822)	(7 321)	(6 092)
Net debt at end of the financial year	28	(5 772)	(6 822)	(7 321)

(a) Net cash inflow from Group operating activities
	2003 US$M	2002 US$M	2001 US$M
Operating profit	3 054	2 603	3 178
Depreciation and amortisation	1 648	1 727	1 672
Merger transaction costs	-	-	(92)
Payments relating to HBI Venezuela guarantee	-	-	(310)
Impairment of assets	73	119	34
Employee share awards	60	28	46
Net exploration charge	248	243	250
(Increase)/decrease in stocks	(250)	(11)	41
Increase in debtors	(286)	(382)	(130)
Increase in creditors	69	292	115
Increase/(decrease) in provisions	192	(49)	28
Other movements	(15)	35	(16)
Net cash inflow from Group operating activities	4 793	4 605	4 816

(b) The impact on the BHP Billiton Group's cash flows of the demerger of the BHP Steel business in July 2002 was a cash inflow of US$347 million. This represents US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, which are both included in net cash inflow from acquisitions and disposals, and US$75 million from the sale of the 6 per cent interest in BHP Steel which is included in the sale of investments and repayments by joint ventures.

The accompanying notes form part of these financial statements.

Dual Listed Companies Structure and Basis of Preparation of Financial Statements

Merger terms

On 29 June 2001, BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, and BHP Billiton Limited (previously known asBHP Limited), an Australian listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) and BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role. Under the arrangements:

  The shareholders of BHP Billiton Plc and BHP Billiton Limited have a common economic interest in both Groups;
  The shareholders of BHP Billiton Plc and BHP Billiton Limited take key decisions, including the election of Directors, through a joint electoral procedure under which the shareholders of the two Companies effectively vote on a joint basis;
  BHP Billiton Plc and BHP Billiton Limited have a common Board of Directors, a unified management structure and joint objectives;
  Dividends and capital distributions made by the two Companies are equalised; and
  BHP Billiton Plc and BHP Billiton Limited each executed a deed poll guarantee, guaranteeing (subject to certain exceptions) the contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after 29 June 2001 together with specified obligations existing at that date.

If either BHP Billiton Plc or BHP Billiton Limited proposes to pay a dividend to its shareholders, then the other Company must pay a matching cash dividend of an equivalent amount per share to its shareholders. If either Company is prohibited by law or is otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP Billiton Plc or BHP Billiton Limited will, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both Companies to pay dividends as nearly as practicable at the same time.

The DLC merger did not involve the change of legal ownership of any assets of BHP Billiton Plc or BHP Billiton Limited, any change of ownership of any existing shares or securities of BHP Billiton Plc or BHP Billiton Limited, the issue of any shares or securities or any payment by way of consideration, save for the issue by each Company of one special voting share to a trustee company which is the means by which the joint electoral procedure is operated. In addition, to achieve a position where the economic and voting interests of one share in BHP Billiton Plc and one share in BHP Billiton Limited were identical, BHP Billiton Limited made a bonus issue of ordinary shares to the holders of its ordinary shares.

Treatment of the DLC merger for accounting purposes

Under UK Generally Accepted Accounting Principles (GAAP), the DLC merger is treated as a business combination because a single economic entity has been formed, even though BHP Billiton Plc and BHP Billiton Limited remain separate legal entities. The consolidated financial statements of BHP Billiton Plc therefore include those of BHP Billiton Limited and its subsidiary companies in accordance with the requirements of s227(5) of the Companies Act 1985.

The DLC merger is accounted for using the merger method of accounting in accordance with UK accounting standards. The nature of the DLC merger has resulted in the inclusion of amounts attributable to the shareholders of both BHP Billiton Plc and BHP Billiton Limited in capital and reserves on the balance sheet, and in attributable profit.

The substance of the DLC merger of BHP Billiton Plc and BHP Billiton Limited required that merger accounting was applied in accounting for the combination.

This is because:

  All the parties to the combination clearly participated, on a consensual basis, in establishing the management structure of and key positions in the combined entity;
  Neither party dominates the other and this has been borne out in practice since the merger;
  Consideration was wholly equity shares in the BHP Billiton Group; and
  Neither set of shareholders retained an interest in the future performance of only part of the combined Group.

Subsequent events continue to bear this out:
  The initiation and continuation of the combined 'BHP Billiton' name, logo and trademarks as the approved nomenclature of the merged Group;
  The creation of a new Customer Sector Group segment structure within the BHP Billiton Group reflecting a new approach to management of customer-based groupings of assets, which reflects neither the previous approach of the BHP Billiton Plc Group nor the BHP Billiton Limited Group;
  Continuing Board rationalisation reflecting the equivalence of importance of each party to the merger; and
  No wholesale sale of assets from either side of the business with those assets combined at the time of the merger continuing to be the assets that underpin the BHP Billiton Group presently.

At the date of the merger, the interests of the shareholders of BHP Billiton Plc and BHP Billiton Limited in the BHP Billiton Group were 38.6 per cent and 61.4 per cent respectively. Whilst this might indicate that BHP Billiton Limited would dominate the BHP Billiton Group, BHP Billiton rebuts the UK GAAP presumption of dominance on the grounds that the initial composition of the Board and the formally constituted Committees of the Board indicated that BHP Billiton Plc had a greater degree of influence than its proportion of voting rights would demand, and the Nominations Committee (which comprised two legacy BHP Billiton Limited Directors and two legacy BHP Billiton Plc Directors) effectively blocked the ability of the legacy BHP Billiton Limited Directors to alter the balance of legacy BHP Billiton Limited and BHP Billiton Plc Directors on the Board of the merged Group, at the expense of BHP Billiton Plc.

The Board is of the view that there has clearly been no dominance (or attempts to exert a dominant influence) in practice since the announcement of the merger. Actions since the merger continue to support the view that the substance of the transaction was that of a merger.

BHP Billiton Limited's plans for the business now referred to as BHP Steel were part of a strategy for its entire steel business. This had, prior to the DLC merger, included the spin-off of another part of the steel business, this was OneSteel (in October 2000), and the closure of a major steel works in Australia (in September 1999). BHP Billiton, in making the announcement about its plans for the demerger, did not make this a condition of merger nor was it a related arrangement. The shareholders of BHP Billiton Limited and BHP Billiton Plc were not asked to vote on the BHP Steel demerger at the time of the votes on the DLC merger. This demerger transaction was some way off at the time of merger and was conditional on shareholder votes by both BHP Billiton Limited and BHP Billiton Plc shareholders and the approval by the courts in Australia.

The demerger resulted in the shareholders of both BHP Billiton Plc and BHP Billiton Limited receiving their share of the value of BHP Steel upon demerger (albeit that the shareholders of BHP Billiton Plc received this in the form of a greater share of the remaining BHP Billiton Group and BHP Billiton Limited shareholders received it in the form of shares in BHP Steel). Both shareholder groups enjoyed the economic benefits of ownership of BHP Steel from the consummation of the merger to the date of demerger.

Accounting Policies

Basis of accounting

The financial statements have been prepared under the historical cost convention (except as discussed under tangible fixed assets below) and in accordance with applicable UK accounting standards, the Statement of Recommended Practice ('SORP') 'Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities' issued by the UK Oil Industry Accounting Committee on 7 June 2001 and the United Kingdom Companies Act 1985, except as described in note 25 which explains the accounting treatment of the cost of purchasing BHP Billiton Plc's own shares. The financial statements reflect the results and financial position of BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries. Subsidiaries are entities controlled by either parent entity. Control generally exists where the parent owns a majority of voting rights in the subsidiary. Where the BHP Billiton Group's interest is less than 100 per cent, the share attributable to outside shareholders is reflected in minority interests. The accounting policies have been applied consistently in the preparation of the financial statements with those applied in the prior two years.

A reconciliation of the major differences between the financial statements prepared under UK Generally Accepted Accounting Principles (GAAP) and those applicable under US GAAP is included in note 33.

Currency of presentation

All amounts are expressed in US dollars unless otherwise stated.

Acquisitions, disposals and goodwill

On the acquisition of a business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. On the acquisition of a minority interest in a subsidiary undertaking, attributable fair values are recognised in relation to the relevant proportion of the identifiable separable assets and liabilities of the subsidiary undertaking.

Mineral and petroleum reserves and resources, which can be reliably valued, are recognised in the assessment of fair values on acquisition. Other potential reserves and resources and mineral rights, for which, in the Directors' opinion, values cannot reliably be determined, are not recognised. Accordingly, goodwill arising on acquisition may include amounts in respect of these items.

Where the fair value of the consideration paid exceeds the fair value of the separable assets and liabilities acquired, the difference is treated as purchased goodwill and any excess of the fair value of the separable assets and liabilities acquired over the fair value of the consideration given is treated as negative goodwill. Goodwill arising on acquisitions since 1 July 1998 is capitalised and amortised over its estimated useful economic life. Currently, useful economic lives range between 17 and 20 years. Negative goodwill arising on acquisitions since 1 July 1998 is capitalised and released to the profit and loss account in proportion to the realisation of the non-monetary assets acquired. Goodwill and negative goodwill arising on acquisitions prior to 1 July 1998 remain set off against reserves.

On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill previously taken directly to reserves or the unamortised balance of any goodwill capitalised.

Joint ventures

A joint venture is an entity in which the BHP Billiton Group holds a long-term interest and which is jointly controlled by the BHP Billiton Group and one or more other venturers. Decisions regarding the financial and operating policies essential to the activities, economic performance and financial position of that venture require the consent of each of the venturers that together jointly control the entity. A formal agreement between these venturers is not necessary to create joint control provided that in practice each relevant venturer's consent is required for strategic decisions.

The results of joint ventures are accounted for using the gross equity method of accounting. Under the gross equity method, the cost of the investment in the venture is adjusted by BHP Billiton Group's proportionate share of the results of operations of the venture.

Joint arrangements

The BHP Billiton Group has certain contractual arrangements with other participants to engage in joint activities where all significant matters of operating and financial policy are determined by the participants such that the entity itself has no significant independence to pursue its own commercial strategy. These contractual arrangements do not create an entity, such as a joint venture, due to the fact that the policies are those of the participants, not a separate entity carrying on a trade or business of its own.

The financial statements of the BHP Billiton Group include its share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the BHP Billiton Group's interest in the joint arrangement.

Foreign currencies

The BHP Billiton Group's reporting and functional currency is US dollars as this is the dominant currency in which BHP Billiton Group companies operate.

Transactions denominated in foreign currencies (currencies other than the functional currency of the entity) are recorded using the exchange rate ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on retranslation are included in the profit and loss account, with the exception of foreign exchange gains or losses on foreign currency provisions for site restoration which are capitalised in tangible fixed assets.

Profit and loss accounts of subsidiaries and joint ventures which have functional currencies other than US dollars are translated to US dollars at average rates for the relevant reporting period, other than material exceptional items which are translated at the rate at the date of the transaction. Assets and liabilities are translated at exchange rates prevailing at the relevant balance sheet date. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint ventures, together with differences between their profit and loss accounts translated at average and closing rates, are shown as a movement in reserves and in the statement of total recognised gains and losses. Exchange differences arising on long-term foreign currency borrowings used to finance such investments, together with any related taxation effects, are also shown as a movement in reserves and in the statement of total recognised gains and losses.

Turnover

Turnover from the sale of goods is recognised when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists indicating there has been a transfer of title, risks and rewards to the customer, no further work or processing is required by the BHP Billiton Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectibility is reasonably assured.

In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date which is the date the commodity is delivered to the shipping agent. Revenue is recognised on the bill of lading date. For certain sales (principally coal sales to adjoining power stations and diamond sales), title passes and revenue is recognised when the goods have been delivered.

In cases where the terms of the executed sales agreement allows for an adjustment to the sales price based on a survey of the goods by the customer (for instance an assay for mineral content), recognition of a portion of the sales price as revenue is deferred at the time of shipment until a final adjustment is determined. Historically these adjustments have been insignificant.

Turnover is not reduced for royalties and other taxes payable from production.

The BHP Billiton Group differentiates sales of Group production from sales of third party product due to the significant difference in profit margin earned on these sales.

Exploration, evaluation and development expenditure

In respect of minerals, exploration and evaluation expenditure is charged to the profit and loss account as incurred except where:

  It is expected that the expenditure will be recouped by future exploitation or sale; or
  Substantial exploration and evaluation activities have identified a mineral resource but these activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves, in which case the expenditure is capitalised.

In respect of petroleum, exploration expenditure is accounted for in accordance with the successful efforts method on an area of interest basis where:

  Significant exploration licence acquisition costs are capitalised and amortised over the term of the licence, except for costs in new unexplored areas which are expensed as incurred;
  Administrative costs that are not directed to a specific area of interest are expensed in the year in which they are incurred;
  All other exploration expenditure is charged against the profit and loss account except where the expenditure relates to an area of interest and it is expected that the expenditure will be recouped by future exploitation or sale, or, at balance sheet date exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, in which case the expenditure is capitalised as a tangible fixed asset;
  Exploratory wells that find oil and gas in an area requiring major capital expenditure before production can begin are continually evaluated to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. To the extent it is considered that the relevant expenditure will not be recovered, it is written off; and
  When proved reserves of oil and natural gas are determined and development is sanctioned and completed, the relevant expenditure is amortised on a unit of production basis.

Deferred overburden removal costs

Stripping ratios are a function of the quantity of ore mined compared with the quantity of overburden, or waste, required to be removed to mine the ore. Deferral of costs to the balance sheet is made, where appropriate, when actual stripping ratios vary from average stripping ratios. Deferral of costs to the balance sheet is not made where ore is expected to be evenly distributed.

Costs, which have previously been deferred to the balance sheet (deferred overburden removal costs), are included in the profit and loss account on a unit of production basis utilising average stripping ratios. Changes in estimates of average stripping ratios are accounted for prospectively from the date of the change.

As it is not possible to separately identify cash inflows relating to deferred overburden removal costs, such assets are grouped with other assets of an income generating unit for the purposes of undertaking impairment assessments, where necessary, based on future cash flows for the income generating unit as a whole.

Research and development expenditure

Expenditure for research is included in the profit and loss account as and when incurred on the basis that continuing research is part of the overall cost of being in business. To the extent that future benefits deriving from development expenditure are expected beyond any reasonable doubt to exceed such expenditure, these costs are capitalised and amortised over the period of expected benefit.

Net interest cost

Net interest cost is generally expensed as incurred except where it relates to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalised up to the date when the asset is ready for its intended use. The amount of interest capitalised (gross of tax) for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

Tangible fixed assets

Valuation

Fixed assets are generally included in the financial statements at historical cost. Prior to the adoption of FRS 15 'Tangible Fixed Assets', certain fixed assets had been included in the financial statements at revalued amounts. With effect from 1 July 1998, such valuations were frozen and effectively treated as the cost of the fixed asset and no further revaluations made.

Fixed assets are assessed to ensure carrying values do not exceed estimated recoverable amounts. The carrying value of each income generating unit is reviewed at least annually to evaluate whether the carrying amount is recoverable. Assets may be reviewed more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, an impairment loss will be recorded, and the asset written down, based upon the amount by which the asset carrying amount exceeds the higher of net realisable value and value in use. Value in use is generally determined by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. For the current year, the rates applied were between 12.9 per cent and 15.0 per cent. Future cash flows are estimated based on production and sales plans, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and planned capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverability of these assets.

Mineral rights

Mineral rights acquired by the BHP Billiton Group are accounted for at cost with provisions made where impairments in value have occurred. Exploitable mineral rights are capitalised and depreciated over the production life of the asset.

Mineral leases

The BHP Billiton Group's minerals leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.

Depreciation, depletion and amortisation

The book value of tangible fixed assets (including the original capital expenditure and any subsequent replacement expenditure) is depreciated over the useful economic lives of the specific assets concerned or the life of the mine or lease, if shorter. The major fixed assets are depreciated on a unit of production and/or straight-line basis as follows:
Buildings	25 to 50 years straight-line
Land	Not depreciated
Plant and machinery	4 to 30 years
Exploration, evaluation and development expenditure of minerals assets and other mining assets	Over the life of the proven and probable reserves
Petroleum interests	Over the life of the proved developed oil and gas reserves On a straight-line basis over the life of the lease up to a maximum of 50 years
Leasehold land and buildings

Vehicles Computer systems	3 to 5 years Up to 8 years

Changes in estimates are accounted for over the estimated remaining economic life or the remaining commercial reserves of each project as applicable.

Other tangible fixed assets

The cost of other tangible fixed assets includes financing and other appropriate direct and indirect costs incurred on major capital projects from the commencement of construction until the start of commercial production.

Leases

Assets held under leases which result in the BHP Billiton Group receiving substantially all the risks and rewards of ownership of the asset (finance leases) are capitalised as tangible fixed assets at the estimated present value of underlying lease payments.

The corresponding finance lease obligation is included within creditors due within or after more than one year. The interest element is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Rentals paid on operating leases are charged to the profit and loss account on a straight-line basis over the lease term. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

Other investments

Fixed asset investments, other than joint ventures and associates, are stated individually at cost less provisions for impairments.

Current asset investments are valued at the lower of cost and net realisable value. In determining net realisable values, market values are used in the case of listed investments and Directors' estimates are used in the case of unlisted investments.

Stocks

Stocks and work in progress are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. In some cases, the first-in-first-out method or actual cost is used. For processed inventories, cost is derived on an absorption-costing basis. Cost comprises cost of production, including attributable mining and manufacturing overheads.

Deferred taxation

Corporation tax

Full provision is made for deferred taxation on all timing differences which have arisen but not reversed at the balance sheet date, except as follows:

  Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures is provided only to the extent that dividends have been accrued as receivable or a binding agreement to distribute past earnings exists;
  Deferred tax is not recognised on the difference between book values and fair values of non-monetary assets arising on acquisitions or purchased fixed assets which have subsequently been revalued unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised; and
  Deferred tax assets are recognised only where it is more likely than not that they will be recovered.

Resource rent taxes and royalties

Resource rent taxes and royalties are charged to operating profit: full provision is made for all timing differences which have arisen but not reversed at the balance sheet date except that carried forward benefits are recognised only to the extent that it is more likely than not that they will be recovered.

Provision for employee benefits

Provision is made in the accounts for all employee benefits, including on-costs. In relation to industry-based long service leave funds, the BHP Billiton Group's share of debtors and creditors, including obligations for funding shortfalls, have been recognised.

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other creditors or provision for employee benefits in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with annual leave above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Pension costs and other post-retirement benefits

The BHP Billiton Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the BHP Billiton Group and are administered by trustees or management boards. For schemes of the defined-contribution type or those operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the BHP Billiton Group's employees, the pension charge is calculated on the basis of contributions payable.

For defined benefit schemes, the cost of providing pensions is charged to the profit and loss account so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advice. This is consistent with Statement of Standard Accounting Practice (SSAP) 24 'Accounting for Pension Costs'. This basis of measurement takes into account the performance of scheme assets and changes in the funded status of each scheme, to the extent that deficits represent a legal or constructive obligation of the Group to its employees and that surpluses are recoverable by the Group, over the expected remaining service lives of employees. A pension liability or asset is consequently recognised in the balance sheet to the extent that the contributions payable either lag or precede expense recognition. The liability or asset therefore represents those funding deficits or surpluses together with changes in the funding status of the schemes that will be recognised in the profit and loss account in future periods.

Certain BHP Billiton Group companies provide post-retirement medical benefits to qualifying pensioners. In some cases the benefits are provided through medical care schemes to which the company, the employees, the retirees and covered family members contribute. In some schemes, there is no funding of the benefits before retirement. For the unfunded schemes and for funded schemes, where it is possible to identify assets that are attributable to current and future retirees of the BHP Billiton Group companies, the cost of providing the post-retirement benefits is charged to the profit and loss account so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advice, in a manner similar to that applied for defined benefit pension schemes. For other funded schemes the charge to the profit and loss account is measured on the basis of premiums payable.

Decommissioning, site restoration and environmental provisions

BHP Billiton Group companies are generally required to restore mines, oil and gas facilities and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Group's environmental policies.

The expected cost of any approved decommissioning or restoration program, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the BHP Billiton Group's interpretation of environmental and regulatory requirements and its own environmental policies where these are more onerous. The cost is capitalised where it gives rise to future benefits. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision for the expected cost is included with interest and similar items. Expected decommissioning and restoration costs are based on the estimated current cost of detailed plans prepared for each site.

The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognised where environmental contamination as a result of oil and chemical spills, seepage or other contingent events gives rise to a loss which is probable and reliably estimable.

The cost of ongoing programs to prevent and control pollution and to rehabilitate the environment is charged to the profit and loss account as incurred.

Employee share awards

The estimated cost of awards made by the BHP Billiton Group is charged to profit over the period to the date of expected vesting or the performance period, as appropriate. Where shares are bought on market to satisfy the delivery of shares on vesting, the cost of these share investments is included within other fixed asset investments less amounts charged to profit relating to those shares. The estimated cost of awards is the market value of shares awarded (in the case of the Group Incentive Scheme Performance Shares, Performance Rights, the Bonus Equity Plan, the Restricted Share Scheme and Co-Investment Plan) or the intrinsic value of options awarded (being the difference between the exercise price and the market price at date of grant, measured at the date of the granting of the award), adjusted to reflect the impact of performance conditions, where applicable.

Financial instruments

The BHP Billiton Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and, in certain circumstances, uses derivative financial instruments (including cash settled commodity contracts) to hedge these risks.

When undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be taken to the profit and loss account whether or not such derivative is terminated.

When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a) deferred and included in the measurement of the anticipated transaction when it occurs; or

(b) taken to the profit and loss account where the anticipated transaction is no longer expected to occur.

The premiums paid on interest rate options and foreign currency put and call options are included in debtors and are deferred and included in the settlement of the underlying transaction.

When undertaking strategic financial transactions, all gains and losses are taken to the profit and loss account at the end of each reporting period. The premiums paid on strategic financial transactions are taken to the profit and loss account at the inception of the contract.

Use of estimates

The preparation of the BHP Billiton Group's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported turnover and costs during the reported period. On an ongoing basis, management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, turnover and costs. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Exchange rates

The following exchange rates have been applied in these financial statements.
	Average 2003	Average 2002	Average 2001	As at 30 June 2003	As at 30 June 2002
Australian dollar	0.58	0.52	0.54	0.67	0.57
Brazilian real	3.31	2.50	2.01	2.88	2.82
Canadian dollar	1.51	1.56	1.52	1.35	1.50
Chilean peso	718	672	577	697	698
Colombian peso	2 804	2 487	2 233	2 818	2 399
South African rand	9.03	10.03	7.16	7.50	10.25
UK pound sterling	0.63	0.69	0.69	0.61	0.65

Notes to Financial Statements

1 Principal subsidiaries, joint ventures, associates and joint arrangements

Subsidiary undertakings

The principal subsidiary undertakings of BHP Billiton Plc and BHP Billiton Limited, none of which are held directly by BHP Billiton Plc are as follows:

			BHP Billiton Group's effective interest
Name	Country of incorporation	Principal activity	30 June 2003%	30 June 2002%
Beswick Pty Ltd	Australia	Investment	100	100
BHP Billiton Diamonds Inc	Canada	Diamond mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd (a)	Australia	Finance	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Investments (Jersey) Ltd	Jersey	Holding company	100	100
BHP Billiton Iron Ore Pty Ltd	Australia	Management company and iron ore marketing	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore, silver, lead and zinc mining	100	100
BHP Billiton Petroleum (Americas) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Deepwater) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (GOM) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (NWS) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum Great Britain Ltd	UK	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum
(International Exploration) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton SA Ltd	South Africa	Holding and service company	100	100
BHP Billiton Services Jersey Ltd	Jersey	Service company	100	100
BHP Billiton Shared Business Services Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Tintaya SA	Peru	Copper mining	99.95	99.95
BHP Billiton Transport and Logistics Pty Ltd	Australia	Transport services	100	100
BHP Billiton (Trinidad - 2c) Ltd	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton World Exploration Inc	Canada	Exploration	100	100
BHP Coal Holding Pty Ltd	Australia	Holding company	100	100
BHP Coal Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Copper Inc	US	Holding company and copper mining	100	100
BHP Development Finance Pty Ltd	Australia	Finance	100	100
BHP Holdings (USA) Inc	US	Holding company	100	100
BHP International Finance Corporation	US	Finance	100	100
BHP Minerals Exploration Inc	US	Holding company	100	100
BHP Mitsui Coal Pty Ltd	Australia	Holding company and coal mining	80	80
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Nominees Pty Ltd	Australia	Holding company	100	100
BHP Operations Inc	US	Finance	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Queensland Coal Ltd	US	Coal mining	100	100
BHP Steel (AIS) Pty Ltd (b)	Australia	Iron and steel production and coal mining	-	100
BHP Steel Investments Inc (b)	US	Steel production	-	100
BHP Steel Ltd (b)	Australia	Rollforming and coating of sheet steel	-	100
BHP Steel Malaysia Sdn Bhd (b)	Malaysia	Steel coating	-	60
BHP Steel Thailand Ltd (b)	Thailand	Steel coating	-	87.5
BHP (USA) Investments Inc	US	Investment	100	100
Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
Billiton Aluminium South Africa Ltd	South Africa	Aluminium smelting	100	100
Billiton Coal Australia Pty Ltd	Australia	Coal mining	100	100
Billiton Development BV	Netherlands	Exploration	100	100
Billiton Marketing Holding BV	Netherlands	Marketing and trading	100	100
Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
Broken Hill Proprietary (USA) Inc	US	Service company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.8	99.8
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Compania Minera Riochilex SA	Chile	Copper exploration	100	100
Dia Met Minerals Ltd	Canada	Diamond mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Gengro Limited	South Africa	Investment holding company	100	100
Groote Eylandt Mining Co Pty Limited	Australia	Manganese mining	60	60
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Ingwe Coal Corporation Limited	South Africa	Coal mining	100	100
PT BHP Steel Indonesia (b)	Indonesia	Steel coating	-	74
QNI Pty Ltd	Australia	Holding company	100	100
QNI Resources Pty Ltd	Australia	Nickel refining	100	100
QNI Metals Pty Ltd	Australia	Nickel refining	100	100
Rio Algom Limited	Canada	Holding company	100	100
Samancor Limited	South Africa	Chrome and manganese mining and production	60	60
Samancor AG	Switzerland	Marketing and trading	60	60
San Juan Coal Company	US	Coal mining	100	100
San Juan Transportation Company	US	Coal transportation	100	100
Tasmanian Electro Metallurgical Co Pty Ltd	Australia	Manganese alloys	60	60
Tasman Steel Holdings Limited (b)	New Zealand	Iron and steel production	-	100

The list above only includes those companies which principally affect the profit or net assets of the BHP Billiton Group.

(a) BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd's debt securities.

(b) Attributable to Discontinued Operations. Refer note 3.

1 Principal subsidiaries, joint ventures, associates and joint arrangements

Joint ventures

The principal joint ventures of the BHP Billiton Group are as follows:

			BHP Billiton Group's effective interest
Name	Country of incorporation	Principal activity	30 June 2003%	30 June 2002%
Minera Antamina SA	Peru	Copper and zinc mining	34	34
Carbones del Cerrejon LLC (a)	Colombia	Coal mining	33	33
Highland Valley Copper	Canada	Copper mining	34	34
North Star BHP Steel (b)	US	Steel manufacturing - flat products	-	50
Orinoco Iron CA	Venezuela	HBI production	50	50
Richards Bay Minerals (c)	South Africa	Titanium dioxide and mineral sands	50	50
Samarco Mineracao SA	Brazil	Iron ore mining	50	50
South Blackwater	Australia	Coal mining	50	50
Caesar Oil Pipeline Company LLC	US	Hydrocarbons transportation	25	25
Cleopatra Gas Gathering Company LLC	US	Hydrocarbons transportation	22	22
Integris Metals	US	Metals distribution	50	50

(a) At 30 June 2002 the BHP Billiton Group had an ownership interest of 33 per cent in Carbones del Cerrejon SA and 33 per cent in Carbones Zona Norte SA. Following the BHP Billiton Group's acquisition of an interest in Intercor LLC in February 2002, the BHP Billiton Group's existing interest in Carbones del Cerrejon SA was merged into Intercor LLC, which was subsequently renamed Carbones del Cerrejon LLC, in November 2002. The activities of Carbones del Cerrejon LLC and Carbones Zona Norte SA are managed as an integrated operation referred to as Cerrejon Coal Corporation. The BHP Billiton Group has an effective ownership interest of 33 per cent in Cerrejon Coal Corporation.

(b) Attributable to Discontinued Operations. Refer note 3.

(c) Richards Bay Minerals comprises two legal entities as follows:
			BHP Billiton Group's effective interest
Name	Country of incorporation	Principal activity	30 June 2003%	30 June 2002%
Tisand (Pty) Limited	South Africa	Mineral sands mining	51	51
Richards Bay Iron and Titanium (Pty) Limited	South Africa	Titanium dioxide, zircon and rutile	49	49

In accordance with the shareholder agreement between the BHP Billiton Group and Rio Tinto (which owns the shares of Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited not owned by the BHP Billiton Group), Richards Bay Minerals functions as a single economic entity. The overall profit of Richards Bay Minerals is shared equally between the venturers.

Associates

The principal associates of the BHP Billiton Group are as follows:
			BHP Billiton Group's effective interest
Name	Country of incorporation	Principal activity	30 June 2003%	30 June 2002%
Minera Alumbrera Limited	Argentina	Copper and gold mining	-	25

Effective April 2003, the BHP Billiton Group sold its interest in Minera Alumbrera Limited for US$187 million, of which US$54 million has been deferred until June 2005. The deferred proceeds are included in other debtors.

Proportionally included joint arrangements

The principal joint arrangements in which the BHP Billiton Group has an interest and which are proportionally included in the financial statementsare as follows:
			BHP Billiton Group's effective interest
Name	Country of incorporation	Principal activity	30 June 2003%	30 June 2002%
Atlantis	US	Hydrocarbons exploration and production	44	44
Bass Strait	Australia	Hydrocarbons exploration and production	50	50
Boris	US	Hydrocarbons exploration and production	50	50
Bruce	UK	Hydrocarbons exploration and production	16	16
Griffin	Australia	Hydrocarbons exploration and production	45	45
Gulf of Mexico	US	Hydrocarbons exploration and production	5-100	5-100
Keith	UK	Hydrocarbons exploration and production	32	32
Laminaria	Australia	Hydrocarbons exploration and production	25-33	25-33
Liverpool Bay	UK	Hydrocarbons exploration and production	46	46
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Mamore	Bolivia	Hydrocarbons exploration and production	50	50
North West Shelf	Australia	Hydrocarbons exploration and production	8-17	8-17
Ohanet	Algeria	Hydrocarbons exploration and production	45	45
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	36.04	38.75
Trinidad 2c - Angostura	Trinidad	Hydrocarbons exploration and production	45	45
Typhoon	US	Hydrocarbons exploration and production	50	50
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	- Alumina refining	36	36
		- Aluminium smelting	46	46
Billiton Suriname	Suriname	- Bauxite mining	76	76
		- Alumina refining	45	45
Mozal	Mozambique	Aluminium smelting	47.1	47.1
Valesul Aluminio	Brazil	Aluminium smelting	45.5	45.5
Worsley	Australia	Bauxite mining and alumina refining	86	86
Escondida	Chile	Copper mining	57.5	57.5
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Mt Goldsworthy	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
Ekati	Canada	Diamond mining	80	80
Douglas Colliery	South Africa	Coal mining	84	84
Middelburg Mine	South Africa	Coal mining	84	84
Richards Bay Coal Terminal	South Africa	Coal exporting	37	37
Rietspruit Mine	South Africa	Coal mining	50	50

2 Exceptional items
	Gross 2003 US$M	Tax 2003 US$M	Net 2003 US$M
Exceptional items by category
Loss on sale of 6% interest in BHP Steel (a)	(19)	-	(19)
Total by category	(19)	-	(19)
Exceptional items by Customer Sector Group
Discontinued Operations	(19)	-	(19)
Total by Customer Sector Group	(19)	-	(19)

	Gross 2002 US$M	Tax 2002 US$M	Net 2002 US$M

Exceptional items by category
Termination of operations
Write-down in carrying values of assets
Base Metals
Southwest Copper assets (b)	(171)	-	(171)
Reductions in provisions
Base Metals
Southwest Copper closure provisions (b)	70	-	70
	(101)	-	(101)
Exceptional taxation items
Group and unallocated items
Change in UK tax rate on petroleum operations (c)		(56)	(56)
		(56)	(56)
Other exceptional items
Suspension of operations
Base Metals
Charges associated with suspension of Tintaya sulphide operations (d)	(31)	9	(22)
	(31)	9	(22)
Merger related restructuring costs
Petroleum	(4)	1	(3)
Aluminium	(4)	-	(4)
Base Metals	(13)	1	(12)
Carbon Steel Materials	(6)	1	(5)
Diamonds and Specialty Products	(6)	2	(4)
Energy Coal	(5)	1	(4)
Stainless Steel Materials	(3)	-	(3)
Group and unallocated items	(39)	9	(30)
	(80)	15	(65)
Total by category	(212)	(32)	(244)

	Gross 2002 US$M	Tax 2002 US$M	Net 2002 US$M
Exceptional items by Customer Sector Group
Petroleum	(4)	1	(3)
Aluminium	(4)	-	(4)
Base Metals	(145)	10	(135)
Carbon Steel Materials	(6)	1	(5)
Diamonds and Specialty Products	(6)	2	(4)
Energy Coal	(5)	1	(4)
Stainless Steel Materials	(3)	-	(3)
Group and unallocated items	(39)	(47)	(86)
Total by Customer Sector Group	(212)	(32)	(244)
	Gross 2001 US$M	Tax 2001 US$M	Net 2001 US$M
Exceptional items by category
Sale of fixed assets
Carbon Steel Materials
Equalisation of Queensland Coal interests (e)	128	-	128
	128	-	128
Termination of operations
Group and unallocated items
Ok Tedi copper mine (f)	(430)	14	(416)
	(430)	14	(416)
Merger transaction costs
Group and unallocated items	(92)	-	(92)
	(92)	-	(92)
Exceptional taxation items
Group and unallocated items
Income tax audit (g)		(33)	(33)
		(33)	(33)
Other exceptional items
Restructuring costs and provisions
Discontinued Operations (h)	(22)	7	(15)
Merger related restructuring costs
Base Metals	(7)	2	(5)
Diamonds and Specialty Products	(7)	1	(6)
Group and unallocated items	(22)	6	(16)
Net interest	(6)	-	(6)
	(64)	16	(48)
Write-down in carrying values of assets and provisions
Group and unallocated items
HBI Venezuela (i)	(520)	110	(410)
Energy Coal
Lakes Mines	(26)	6	(20)
Stainless Steel Materials
Columbus JV	(114)	30	(84)
	(660)	146	(514)

	Gross 2001 US$M	Tax 2001 US$M	Net 2001 US$M
Exceptional items by category continued Sale of expansion rights
Aluminium
Mozal II (j)	61	(21)	40
	61	(21)	40
Employee share awards accelerated by merger
Aluminium	(8)	2	(6)
Base Metals	(1)	-	(1)
Carbon Steel Materials	(2)	2	-
Diamonds and Specialty Products	(6)	2	(4)
Energy Coal	(8)	2	(6)
Stainless Steel Materials	(9)	1	(8)
Group and unallocated items	(3)	1	(2)
	(37)	10	(27)
Total by category	(1 094)	132	(962)
Exceptional items by Customer Sector Group
Aluminium	53	(19)	34
Base Metals	(8)	2	(6)
Carbon Steel Materials	126	2	128
Diamonds and Specialty Products	(13)	3	(10)
Energy Coal	(34)	8	(26)
Stainless Steel Materials	(123)	31	(92)
Discontinued Operations (h)	(22)	7	(15)
Group and unallocated items	(1 067)	98	(969)
Net interest	(6)	-	(6)
Total by Customer Sector Group	(1 094)	132	(962)

(a) A 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group's Steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale has been recognised in the year ended 30 June 2003 as an exceptional item in relation to Discontinued Operations.

(b) Following a reassessment of the Group's asset disposal and closure plans relating to its Southwest Copper business in the US (where the Group ceased operations in 1999), impairment provisions, principally related to the San Manuel smelter, were increased by US$171 million. This was offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure.

(c) In June 2002, a change in legislation increased the corporation taxation rate for petroleum operations in the United Kingdom from 30 per cent to 40 per cent, resulting in deferred taxation balances being restated by US$56 million.

(d) As at 30 June 2002, sulphide operations at Tintaya had been suspended until at least January 2003. An exceptional charge of US$31 million recognised the costs of the suspension and a write-down of obsolete equipment.

(e) In June 2001, the BHP Billiton Group and Mitsubishi agreed to equalise their interests in the Central Queensland Coal Associates and Gregory joint ventures which involved the BHP Billiton Group selling to Mitsubishi a proportion of its interests resulting in the profit disclosed above.

(f) In 2001, the Group and unallocated items segment result includes a US$416 million write-off reflecting 100 per cent of the net assets of Ok Tedi which is prior to deducting minority interests of US$262 million. From 1 July 2001 no profit from Ok Tedi has been recognised by the BHP Billiton Group except to the extent that actual dividends have been received by the BHP Billiton Group. The BHP Billiton Group completed its withdrawal from the Ok Tedi copper mine on 8 February 2002, transferring its 52 per cent interest to an independent Program Company that will operate for the benefit of the people of Papua New Guinea.

(g) As a consequence of an income tax audit conducted by the Australian Taxation Office (ATO), an amount of US$118 million had been subject to litigation. The dispute concerned the deductibility of financing costs paid to General Electric Company in connection with the BHP Billiton Limited Group's acquisition of the Utah Group in the early 1980s. On 23 November 1999, the Federal Court ruled in favour of the BHP Billiton Group. On 18 October 2000, the Full Bench of the Federal Court ruled in favour of the ATO. The BHP Billiton Group sought leave to appeal to the High Court of Australia (High Court) and the hearing occurred on 10 August 2001. The High Court refused the BHP Billiton Group leave to appeal on the general question of deductibility but did allow leave to appeal on the question of whether the ATO had the power to amend the 1985 assessment.

An amount of US$41 million was paid in 1992 and up to 2001 was accounted for as a deferred tax asset. At 30 June 2001, the accounts were adjusted to include a tax expense of US$33 million relating to refusal of the High Court to grant leave to appeal on the deductibility of financing costs and a deferred tax asset of US$8 million was carried forward. In July 2001, the outstanding balance of US$77 million was paid and recorded as a deferred tax asset. On 14 February 2002, the High Court allowed, by consent, the BHP Billiton Group's appeal against the majority decision of the Full Federal Court. As a result of the High Court order, an amount of US$85 million was refunded to the BHP Billiton Group together with associated interest and penalties.

(h) Attributable to Discontinued Operations. Refer note 3.

(i) On 29 March 2001, the BHP Billiton Limited Group announced that it would cease further investment in HBI Venezuela. The total loss on the write-off of the equity investment in HBI Venezuela and the establishment of provisions to cover related financial obligations to banks and other associated costs was US$520 million (US$410 million net of tax).

(j) In addition to its 47 per cent interest in the Mozal aluminium smelter, the BHP Billiton Group owned expansion rights amounting to 85 per cent. During the year it sold expansion rights of 38 per cent to its partners for consideration valued at US$61 million (US$40 million net of tax). This amount was included in share of operating profit/(loss) of joint ventures and associates.

3 Discontinued Operations

Due to the demerger of the BHP Steel business in July 2002, BHP Steel's results have been reported as Discontinued Operations, together with the results of the OneSteel business which was spun-off from BHP Billiton in October 2000.

The BHP Billiton Group demerged the BHP Steel business in July 2002 as follows:

  A capital reduction and a transfer to BHP Billiton Limited shareholders of 94 per cent of the shares in BHP Steel;
  A bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held); and
  The sale by the BHP Billiton Group of the remaining 6 per cent of BHP Steel shares held by the Group.

The impact of these steps was:

  The BHP Billiton Group's equity shareholders' funds were reduced by US$1 489 million, including costs directly associated with the demerger of US$17 million net of tax (US$24 million before tax);
  A cash inflow of US$347 million, representing net US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, and US$75 million from the sale of the 6 per cent of BHP Steel; and
  A 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group's steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale has been recognised in the year ended 30 June 2003 and is disclosed as an exceptional item in relation to Discontinued Operations.

BHP Steel is the leading steel company in Australia and New Zealand, specialising in the production of flat steel products, including slab, hot rolled coil, plate and value-added metallic coated and pre-painted steel products. It supplies customers in Australia, New Zealand, Asia, the US, Europe, the Middle East and the Pacific. Key steelmaking assets are Port Kembla Steelworks (Australia), BHP New Zealand Steel and North Star BHP Steel (US). A network of metallic coating and coil painting facilities operates in Australia, New Zealand and South East Asia.

The attributable net assets of BHP Steel as included in the BHP Billiton Group's 30 June 2002 balance sheet are provided below. In addition, the net assets demerged in July 2002 are provided, after allowing for the settlement of intercompany loans by BHP Steel to the BHP Billiton Group and the realisation of Group profit in stock held by BHP Steel.
2002
US$M
Balance sheet
Tangible assets	1 881
Investments	91
Current assets	759
Creditors falling due within one year	(345)
Creditors falling due after more than one year and provisions	(495)
1 891
Equity minority interests	(21)
Attributable net assets	1 870
Net payments to the BHP Billiton Group by BHP Steel to settle intercompany loans (post 30 June 2002)	(294)
Attributable net assets of BHP Steel	1 576
Group profit in stock held by BHP Steel	(9)
Attributable net assets of the BHP Billiton Group at date of demerger (a)	1 567

(a) Of the US$1 567 million attributable net assets available for demerger, approximately 94 per cent or US$1 472 million were demerged to shareholders of BHP Billiton Limited; this together with US$17 million in costs of the demerger represents a total reduction in equity shareholders' funds of US$1 489 million. Refer note 25.

4 Analysis by business segment
	External turnover US$M	Inter-segment turnover US$M	Profit/(loss) before taxation US$M	Net operating assets (refer note 6) US$M	Depreciation and amortisation US$M	Other non-cash expenses US$M	Capital expenditure US$M
Group including joint ventures
and associates (a)(b)
Year ended 30 June 2003
Petroleum	3 260	4	1 178	3 293	549	50	861
Aluminium	3 386	-	581	5 095	233	-	462
Base Metals (c)	1 954	-	286	3 877	257	(2)	201
Carbon Steel Materials	3 688	26	1 045	2 567	192	7	479
Diamonds and Specialty Products	1 474	11	299	1 518	105	-	101
Energy Coal	2 089	-	190	2 193	177	2	300
Stainless Steel Materials	1 106	-	150	1 695	96	10	121
Group and unallocated items	549	465	(248)	340	39	66	46
Exceptional items			-
Total Continuing Operations	17 506	506	3 481	20 578	1 648	133	2 571
Discontinued Operations (d)	-	-	(19)	-	-	-	-
Net interest			(537)
Total BHP Billiton Group	17 506	506	2 925	20 578	1 648	133	2 571
Year ended 30 June 2002
Petroleum	2 780	35	1 073	2 865	571	4	687
Aluminium	2 857	-	492	4 727	234	(4)	291
Base Metals (c)	1 821	-	192	4 062	233	8	578
Carbon Steel Materials	3 140	166	1 084	2 412	183	31	284
Diamonds and Specialty Products	1 474	6	272	1 620	76	1	121
Energy Coal	1 919	-	536	2 092	176	5	295
Stainless Steel Materials	868	-	3	1 663	89	2	84
Group and unallocated items	369	361	(550)	705	33	59	43
Exceptional items			(212)			153
Total Continuing Operations	15 228	568	2 890	20 146	1 595	259	2 383
Discontinued Operations (d)	2 550	-	86	2 248	132	4	98
Net interest			(249)
Total BHP Billiton Group	17 778	568	2 727	22 394	1 727	263	2 481

External turnover US$M		Inter-segment turnover US$M	Profit/(loss) before taxation US$M	Net operating assets (refer note 6) US$M	Depreciation and amortisation US$M	Other non-cash expenses US$M	Capital expenditure US$M
Group including joint ventures and associates (a)(b) continued
Year ended 30 June 2001
Petroleum	3 340	21	1 407	2 504	500	(4)	432
Aluminium	2 971	-	523	4 730	198	-	1 635
Base Metals (c)	1 719	-	452	3 785	216	1	270
Carbon Steel Materials	3 165	184	918	2 226	186	31	184
Diamonds and Specialty Products	1 313	5	188	1 488	38	4	36
Energy Coal	1 982	-	382	1 986	184	-	171
Stainless Steel Materials	994	-	72	1 736	82	4	212
Group and unallocated items	381	368	(555)	1 143	106	80	39
Exceptional items			(1 066)			546
Total Continuing Operations	15 865	578	2 321	19 598	1 510	662	2 979
Discontinued Operations (d)	3 214	6	218	2 114	162	15	59
Net interest			(476)
Total BHP Billiton Group	19 079	584	2 063	21 712	1 672	677	3 038

	External turnover			Profit/(loss) before taxation			Net operating assets (refer note 6)
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Joint ventures and associates (e)(f)(g)
Petroleum	-	-	-	-	-	-	70	25	-
Aluminium	-	40	32	-	-	1	-	-	4
Base Metals (c)	432	424	90	61	56	25	802	1 062	1 122
Carbon Steel Materials	244	244	438	80	75	109	314	334	355
Diamonds and Specialty Products	1 005	749	269	170	165	162	580	674	296
Energy Coal	204	129	83	45	35	16	637	646	393
Stainless Steel Materials	13	80	162	2	(3)	(11)	4	3	140
Group and unallocated items	-	-	20	-	1	(23)	-	-	-
Exceptional items				-	-	(634)
Total Continuing Operations	1 898	1 666	1 094	358	329	(355)	2 407	2 744	2 310
Discontinued Operations (d)	-	206	196	-	11	2	-	172	245
Net interest				(93)	(37)	(63)
Total BHP Billiton Group	1 898	1 872	1 290	265	303	(416)	2 407	2 916	2 555

	Turnover			Profit/(loss) before taxation
	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M
Third party product included above
Petroleum	296	72	57	1	1	1
Aluminium	1 333	1 006	1 014	28	13	14
Base Metals	38	24	13	5	-	-
Carbon Steel Materials	26	22	40	(2)	-	1
Diamonds and Specialty Products	747	823	797	10	9	23
Energy Coal	413	122	100	(1)	9	6
Stainless Steel Materials	10	9	6	1	1	-
Group and unallocated items	519	112	-	1	(5)	-
	3 382	2 190	2 027	43	28	45

(a) Inter-segment sales are made on a commercial basis.

(b) During the year ended 30 June 2002, a new segment, Diamonds and Specialty Products, was created encompassing Diamonds, Titanium Minerals, Integris (metals distribution) and Exploration and Technology. This new segment reflected management responsibility for these businesses. As a consequence, the former Exploration, Technology and New Business and Other Activities segments ceased to exist and any remaining portions were included in Group and unallocated items. In addition, HBI Venezuela and Ok Tedi, previously reported in Carbon Steel Materials and Base Metals, respectively, were included in Group and unallocated items and Columbus Stainless Steel, previously reported in Other Activities, was included in Stainless Steel Materials. Comparatives have been restated accordingly.

(c) Includes turnover attributable to associates of US$94 million (2002: US$126 million; 2001: US$44 million), operating profit attributable to associates of US$29 million (2002: US$32 million; 2001: US$22 million) and net operating assets attributable to associates of US$nil (2002: US$223 million; 2001: US$273 million).

(d) Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. Following the demerger of BHP Steel, certain residual steel assets and liabilities (that were previously included as part of the Steel segment together with BHP Steel) have now been included in Group and unallocated items. Comparatives have been restated accordingly.

(e) Turnover attributable to acquisitions of joint ventures and associates (excluding increased ownership interests) was US$nil (2002: US$nil; 2001: US$173 million). Profit before tax attributable to acquisitions of joint ventures and associates was US$nil (2002: US$nil; 2001: US$41 million). In addition, Integris (metals distribution) was included in joint ventures and associates for the years ended 30 June 2002 and 2003.

(f) Included within net assets are the following carrying values of investments in joint ventures and associates: Base Metals; 2003: US$262 million (2002: US$383 million), Carbon Steel Materials; 2003: US$299 million (2002: US$278 million), Stainless Steel Materials; 2003: US$4 million (2002: US$3 million), Energy Coal; 2003: US$488 million (2002: US$490 million), Diamonds and Specialty Products; 2003: US$277 million (2002: US$326 million), Petroleum; 2003: US$73 million (2002: US$25 million), Discontinued Operations; 2003: US$nil (2002: US$48 million) and Group and unallocated items; 2003: US$nil (2002: US$nil).

(g) Total turnover of joint ventures and associates does not include any inter-segment turnover.

5 Analysis by geographical segment
	Group			Joint ventures and associates			Total
	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M
Analysis by geographical market
Turnover
Continuing Operations
Australia	1 769	1 437	1 432	6	5	2	1 775	1 442	1 434
Europe	5 136	4 064	3 810	446	366	329	5 582	4 430	4 139
Japan	2 269	1 941	2 411	124	137	120	2 393	2 078	2 531
South Korea	1 149	1 002	842	54	66	64	1 203	1 068	906
Other Asia	2 165	1 802	1 687	223	196	170	2 388	1 998	1 857
North America	1 452	1 575	2 363	937	769	240	2 389	2 344	2 603
Southern Africa	918	890	1 099	26	46	60	944	936	1 159
Rest of World	750	851	1 127	82	81	109	832	932	1 236
Total Continuing Operations	15 608	13 562	14 771	1 898	1 666	1 094	17 506	15 228	15 865
Discontinued Operations
Australia	-	1 339	1 657	-	-	-	-	1 339	1 657
Europe	-	112	163	-	-	-	-	112	163
Japan	-	17	34	-	-	-	-	17	34
South Korea	-	42	70	-	-	-	-	42	70
Other Asia	-	328	460	-	-	-	-	328	460
North America	-	185	258	-	206	196	-	391	454
Rest of World	-	321	376	-	-	-	-	321	376
Discontinued Operations (a)	-	2 344	3 018	-	206	196	-	2 550	3 214
Total by geographical market	15 608	15 906	17 789	1 898	1 872	1 290	17 506	17 778	19 079
Analysis by geographical origin
Turnover
Continuing Operations
Australia	6 527	5 792	5 676	-	50	178	6 527	5 842	5 854
Europe	2 792	2 049	1 907	-	-	-	2 792	2 049	1 907
North America	1 341	1 475	1 804	845	668	105	2 186	2 143	1 909
South America (b)	1 970	1 648	1 980	763	607	370	2 733	2 255	2 350
Southern Africa	2 857	2 355	2 666	290	341	441	3 147	2 696	3 107
Rest of World	121	243	738	-	-	-	121	243	738
Total Continuing Operations	15 608	13 562	14 771	1 898	1 666	1 094	17 506	15 228	15 865
Discontinued Operations
Australia	-	1 887	2 400	-	-	-	-	1 887	2 400
Europe	-	31	80	-	-	-	-	31	80
North America	-	2	21	-	206	196	-	208	217
Rest of World	-	424	517	-	-	-	-	424	517
Discontinued Operations (a)	-	2 344	3 018	-	206	196	-	2 550	3 214
Total by geographical origin	15 608	15 906	17 789	1 898	1 872	1 290	17 506	17 778	19 079
Profit/(loss) before taxation
Continuing Operations
Australia	1 890	1 522	1 753	-	27	(297)	1 890	1 549	1 456
Europe	253	233	191	6	-	-	259	233	191
North America	180	16	124	8	6	3	188	22	127
South America (b)	396	158	543	180	143	(99)	576	301	444
Southern Africa	394	559	460	164	153	38	558	712	498
Rest of World	10	73	(395)	-	-	-	10	73	(395)
Total Continuing Operations	3 123	2 561	2 676	358	329	(355)	3 481	2 890	2 321
Discontinued Operations
Australia	(19)	25	163	-	-	-	(19)	25	163
Europe	-	3	3	-	-	-	-	3	3
North America	-	10	(12)	-	11	2	-	21	(10)
Rest of World	-	37	62	-	-	-	-	37	62
Discontinued Operations (a)	(19)	75	216	-	11	2	(19)	86	218
Net interest	(444)	(212)	(413)	(93)	(37)	(63)	(537)	(249)	(476)
Total by geographical origin	2 660	2 424	2 479	265	303	(416)	2 925	2 727	2 063
Net operating assets (refer note 6)
Continuing Operations
Australia	6 828	6 578	6 654	(3)	3	-	6 825	6 581	6 654
Europe	654	621	731	2	-	-	656	621	731
North America	1 340	1 122	1 245	429	520	158	1 769	1 642	1 403
South America (b)	4 503	4 909	4 482	1 661	1 896	1 685	6 164	6 805	6 167
Southern Africa	4 117	3 804	3 844	318	325	467	4 435	4 129	4 311

5 Analysis by geographical segment continued
	Group			Joint ventures and associates			Total
	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M	2003 US$M	2002 US$M	2001 US$M
Rest of World	729	368	332	-	-	-	729	368	332
Total Continuing Operations	18 171	17 402	17 288	2 407	2 744	2 310	20 578	20 146	19 598
Discontinued Operations
Australia	-	1 572	1 346	-	-	-	-	1 572	1 346
Europe	-	2	3	-	-	-	-	2	3
North America	-	-	51	-	172	245	-	172	296
Southern Africa	-	5	-	-	-	-	-	5	-
Rest of World	-	497	469	-	-	-	-	497	469
Discontinued Operations (a)	-	2 076	1 869	-	172	245	-	2 248	2 114
Total by geographical origin	18 171	19 478	19 157	2 407	2 916	2 555	20 578	22 394	21 712

(a) Refer note 3.

(b) Includes turnover attributable to associates of US$94 million (2002: US$126 million; 2001: US$44 million), operating profit attributable to associates of US$29 million (2002: US$32 million; 2001: US$22 million) and net operating assets attributable to associates of US$nil (2002: US$223 million; 2001: US$273 million).

6 Reconciliation of net operating assets
	Group		Joint ventures and associates		Total
	2003 US$M	2002 US$M	2003 US$M	2002 US$M	2003 US$M	2002 US$M
Net operating assets (refer notes 4 and 5)	18 171	19 478	2 407	2 916	20 578	22 394
Cash including money market deposits	1 552	1 499	113	136	1 665	1 635
Debt	(7 324)	(8 321)	(702)	(909)	(8 026)	(9 230)
Corporation tax	(343)	(526)	(5)	(29)	(348)	(555)
Dividends payable	(468)	(402)	-	-	(468)	(402)
Deferred tax	(966)	(1 107)	(117)	(73)	(1 083)	(1 180)
Tax recoverable	13	20	-	-	13	20
Shareholder loans	293	488	(293)	(488)	-	-
Net assets	10 928	11 129	1 403	1 553	12 331	12 682

7 Net operating costs
	2003	2002	2001
	US$M	US$M	US$M
Change in stocks of finished goods and work in progress	(158)	(99)	(37)
Raw materials and consumables	2 450	3 240	2 521
External services (including transportation)	2 539	2 950	2 381
Staff costs (refer note 9)	1 746	2 049	2 124
Amortisation of goodwill and negative goodwill	2	3	6
Depreciation of tangible fixed assets	1 646	1 724	1 666
Impairment charge	73	119	34
Other operating income	(147)	(163)	(206)
Resource rent taxes	467	405	641
Operating lease charges	127	228	303
Government royalties paid and payable	352	294	235
HBI Venezuela guarantee	-	-	330
Other operating charges	3 457	2 553	4 613
Group (a)	12 554	13 303	14 611
Joint ventures and associates	1 540	1 532	1 643
Operating costs including joint ventures and associates (b)	14 094	14 835	16 254
Other operating lease charges include the following:
Operating lease charges:
Land and buildings	47	24	49
Plant and equipment	75	79	158
Other lease charges	5	125	96
	127	228	303
Audit fees payable by the BHP Billiton Group to:
Joint auditors of BHP Billiton Plc (including overseas firms)
KPMG	3.4	3.2	2.1
PricewaterhouseCoopers	4.1	2.9	2.9
Other audit firms	1.0	3.8	3.3
	8.5	9.9	8.3
Fees payable by the BHP Billiton Group to auditors for other services:
Joint auditors of BHP Billiton Plc (including overseas firms) (c)
Audit-related services (d)
KPMG	0.6	1.0	4.4
PricewaterhouseCoopers	1.6	1.0	4.9
Information systems design and implementation (e)
KPMG	0.7	5.7	1.1
Taxation services (f)
KPMG	2.0	1.6	1.4
PricewaterhouseCoopers	1.3	1.4	2.2
Other services (g)
KPMG	0.6	2.6	3.2
PricewaterhouseCoopers	0.1	1.8	4.3
	6.9	15.1	21.5
Other audit firms
Other services	1.4	4.4	6.0
	16.8	29.4	35.8

(a) Includes net operating costs attributable to Discontinued Operations as follows:
	2003 US$M	2002 US$M	2001 US$M
Change in stocks of finished goods and work in progress	-	3	-
Raw materials and consumables	-	946	1 162
Staff costs	-	506	622
Amortisation of goodwill	-	-	3
Depreciation of tangible fixed assets	-	132	159
Other operating charges	-	698	861
	-	2 285	2 807

(b) Includes research and development costs of US$40 million (2002: US$30 million; 2001: US$18 million).

(c) The amounts paid to the UK firms and their associates amounted to US$1.9 million (2002: US$1.2 million; 2001: US$13.6 million).

(d) Mainly includes accounting advice, due diligence services and services associated with securities offerings. For the year ended 30 June 2003, audit fees of US$0.2 million relating to pension plans, which are not directly payable by the BHP Billiton Group, have been excluded from the above analysis.

(e) Relates to legacy contracts entered into with the former consulting arms of the joint audit firms before they were disposed.

(f) Mainly includes tax compliance services and employee expatriate taxation services.

(g) Mainly includes human resources services and pension advisory services. The years ended 30 June 2001 and 2002 also include fees related to legacy internal audit services provided to BHP Billiton Limited which were contracted prior to the DLC merger. These services ceased during the year ended 30 June 2002.

8 Net interest and similar items payable/(receivable)
	2003	2002	2001
	US$M	US$M	US$M
On bank loans and overdrafts	131	161	236
On all other loans	241	311	339
Finance lease and hire purchase interest	4	5	9
	376	477	584
Dividends on redeemable preference shares	24	39	83
Discounting on provisions (refer note 21)	97	42	39
less Amounts capitalised (a)	(103)	(58)	(39)
	394	500	667
Share of interest of joint ventures and associates	68	71	94
	462	571	761
Interest received/receivable	(65)	(142)	(136)
	397	429	625
Exchange differences on net debt (b)
Group	115	(146)	(118)
Joint ventures and associates	25	(34)	(31)
	140	(180)	(149)
Net interest and similar items payable (c)	537	249	476

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group. For the year ended 30 June 2003 the capitalisation rate was 5.2 per cent (2002: 5.5 per cent; 2001: 6.6 per cent).

(b) Net exchange losses and gains primarily represent the effect on borrowings of the (appreciation)/depreciation of the rand against the US dollar.

(c) Disclosed in the profit and loss account as:
	2003	2002	2001
	US$M	US$M	US$M
Net interest and similar items payable
Group	444	212	413
Joint ventures and associates	93	37	63
Net interest and similar items payable	537	249	476

9 Employees
	2003	2002	2001
	Number	Number	Number
The average number of employees, which excludes joint ventures' and associates' employees and includes executive Directors, during the financial year was as follows:
Petroleum	1 872	1 770	1 744
Aluminium	5 362	5 246	5 045
Base Metals	3 319	3 646	3 456
Carbon Steel Materials	6 381	6 380	6 232
Diamonds and Specialty Products	1 208	1 754	2 685
Energy Coal	9 668	10 373	12 952
Stainless Steel Materials	5 282	5 572	5 861
Discontinued Operations (refer note 3)	-	12 269	16 627
Group and unallocated items	1 709	3 214	4 351
	34 801	50 224	58 953
	2003	2002	2001
	US$M	US$M	US$M
The aggregate payroll expenses of those employees was as follows:
Wages, salaries and redundancies	1 511	1 843	1 903
Employee share awards	60	28	46
Social security costs	20	28	34
Pensions and other post-retirement medical benefit costs (refer note 27)	155	150	141
	1 746	2 049	2 124

10 Taxation
	2003	2002	2001
	US$M	US$M	US$M
Analysis of charge in the financial year
UK taxation
Corporation tax at 30% (a)
Current (b)	292	165	223
Deferred	(124)	16	(17)
less Double taxation relief	(132)	(92)	(127)
	36	89	79
Australian taxation
Corporation tax at 30% (2002: 30%; 2001: 34%)
Current	330	235	299
Deferred	150	225	66
	480	460	365
South African taxation
Corporation tax at 30%
Current	127	239	124
Deferred	74	(120)	(40)
	201	119	84
Other overseas taxation
Current	192	99	227
Deferred	(30)	108	(28)
	162	207	199
Share of joint ventures' tax charge
Current	56	93	80
Deferred	45	(11)	(31)
	101	82	49
Share of associates' current tax charge	-	(4)	3
Withholding tax and secondary taxes on companies	4	37	32
	984	990	811
Made up of:
Aggregate current tax
Group	813	683	778
Joint ventures and associates	56	89	83
	869	772	861
Aggregate deferred tax
Group	70	229	(19)
Joint ventures and associates	45	(11)	(31)
	115	218	(50)
	984	990	811

(a) There is an additional 10 per cent tax applicable to petroleum operations in the UK which commenced during the year ended 30 June 2002.

(b) Of the adjustments to prior year provisions for current tax amounting to a gain of US$105 million (2002: gain US$23 million; 2001: loss US$5 million), US$8 million gain (2002: US$nil; 2001: US$nil) relates to the UK.

10 Taxation continued
	2003	2002	2001
	US$M	US$M	US$M
Factors affecting tax charge for the financial year
The tax assessed is different than the standard rate of corporation tax in the UK (30%).
The differences are explained below:
Profit on ordinary activities before tax	2 925	2 727	2 063
Tax on profit at UK rate of 30%	878	818	619
Permanent differences
Investment and development allowance	(9)	(10)	(19)
Amounts over provided in prior years	(105)	(23)	5
Recognition of prior year tax losses	(188)	(103)	(133)
Non-deductible accounting depreciation and amortisation	76	54	32
Non-deductible dividends on redeemable preference shares	8	13	24
Non tax-effected operating losses	109	69	47
Tax rate differential on non-UK income	(18)	(1)	57
Non tax-effected capital gains	(2)	(12)	(63)
Foreign expenditure including exploration not presently deductible	4	16	57
South African secondary tax on companies	16	48	46
Foreign exchange gains and other translation adjustments	210	(2)	(113)
Non-deductible merger transaction costs	-	-	28
Tax rate changes	(1)	59	(22)
Investment and asset impairments	-	32	176
Other	6	32	70
Total permanent differences	106	172	192
Deferred tax movements taken to the profit and loss account
Capital allowances for the financial year (more)/less than depreciation	(299)	(176)	79
Exploration expenditure	53	(114)	28
Employee entitlements	58	(29)	(72)
Site rehabilitation	71	4	(32)
Resource rent tax	(21)	17	19
Deferred income	27	-	(16)
Other provisions	(12)	(77)	(10)
Foreign exchange losses/(gains)	193	(5)	24
Foreign tax	(92)	(39)	41
Tax losses	39	48	(228)
Other	(132)	153	217
Total timing differences	(115)	(218)	50
Current tax charge for the financial year	869	772	861
Add/(less) deferred tax movements taken to the profit and loss account	115	218	(50)
Tax on profit on ordinary activities	984	990	811

	2003	2002
	US$M	US$M
Provision for deferred tax
Future income tax benefit at year end comprises:
Timing differences
Accelerated capital allowances	(273)	(14)
Exploration expenditure	122	48
Employee entitlements	56	19
Site rehabilitation	86	48
Resource rent tax	95	90
Deferred income	125	-
Other provisions	(6)	2
Foreign exchange losses	41	59
Profit in stocks elimination	2	8
Other	(32)	87
Tax-effected losses	231	133
Total future income tax benefit	447	480
Provision for deferred tax at year end comprises:
Accelerated capital allowances	1 280	1 641
Exploration expenditure	44	23
Employee entitlements	(21)	(36)
Site rehabilitation	(82)	(49)
Resource rent tax	(4)	(31)
Deferred income	-	(98)
Other provisions	15	-
Foreign exchange losses/(gains)	(230)	(17)
Deferred charges	45	42
Foreign tax	219	128
Other	150	32
Tax-effected losses	(3)	(48)
Total provision for deferred tax	1 413	1 587
Net provision for deferred tax	966	1 107
Provision at start of the financial year	1 107	881
Demerger or disposals of subsidiaries	(213)	(21)
Deferred tax charge in profit and loss account for the financial year	70	229
Exchange differences and other movements	2	18
Net provision at end of the financial year	966	1 107
This provision is included within
Debtors (refer note 17)	447	480
Provisions for liabilities and charges (refer note 21)	(1 413)	(1 587)
	(966)	(1 107)

Factors that may affect future tax charges

The BHP Billiton Group operates in countries where tax rates are higher than the UK tax rate of 30 per cent, including Canada (43 per cent), Chile (effective rate of 35 per cent), South Africa (effective rate of 37.8 per cent) and the US (35 per cent). Furthermore, petroleum operations in the UK are subject to an additional 10 per cent tax above the ordinary UK tax rate of 30 per cent.

The BHP Billiton Group's subsidiaries generally have tax balances denominated in currencies other than US dollars. Where the subsidiary has a US dollar functional currency, any adjustments on translation of such balances will be taken to the tax charge for the period. The level of such adjustments is dependent upon future movements in exchange rates relative to the US dollar.

As at 30 June 2003, the BHP Billiton Group has not recognised potential tax expense of US$240 million (2002: US$47 million), which mainly relates to the tax impact of unrealised foreign exchange gains and losses on US dollar net debt held by subsidiaries which maintain local currency records for tax purposes. Tax expense will be recognised when such gains and losses are realised for tax purposes.

The BHP Billiton Group anticipates it will continue to incur foreign expenditure including exploration or incur losses in jurisdictions which under current accounting policies, the tax-effect of such expenditure or losses may not be recognised. The BHP Billiton Group will continue to incur non-deductible accounting depreciation and amortisation.

The BHP Billiton Group recognises tax losses to the extent that it can reasonably foresee future profits which can absorb those losses. Following promising progress in the BHP Billiton Group's Gulf of Mexico (US) projects during the year ended 30 June 2003, previously unrecognised tax losses in the US have been recouped and have been recognised this year resulting in a reduction in the effective tax rate of approximately 3 per cent. If and when the projects reach appropriate milestones that provide greater certainty over projected future profits, further benefits in respect of past losses may be recognised. In total, this would constitute the majority of the 'Other foreign losses' shown in the table in this note depicting the BHP Billiton Group's tax losses not yet tax-effected.

Australian tax consolidation

The Australian Federal Government has introduced consolidations tax law, which enables an Australian group of companies to be treated as a single entity and to lodge a single tax return, if the group makes an election, which is voluntary.

The election to consolidate can be made from the 2003 financial year and to be eligible the head company of the wholly-owned group of entities will need to make an irrevocable choice to consolidate with its wholly-owned Australian subsidiaries for income tax purposes. This election needs to be made to the Australian Taxation Office (ATO) by the time the group lodges its first consolidated income tax return (being 1 December for the prior year ending 30 June). Upon such election, all of the wholly-owned subsidiaries will become 'subsidiary members' of the consolidated group and together with the head company will constitute the members of the group.

The new consolidations tax law rules also provide the means for pooling of group franking credits and disregarding intra-group transactions in calculating tax liabilities. Groups that do not elect to form a consolidated group will not be able to use existing grouping rules, including grouping of tax losses and rollover of capital gains tax assets. Complex rules applicable upon election restrict the ability to bring tax losses into a consolidated group and permit reset of the tax cost base of assets in certain circumstances. These could impact both the Group's deferred tax assets and liabilities at the time of election and its current tax payable from the first affected period.

The Group has yet to decide whether or not to elect under the consolidations regime, so any impact on the financial statements has not yet been determined. It is anticipated the Group will be able to determine this position late in the 2003 calendar year.

Tax losses

At 30 June 2003, the BHP Billiton Group has ordinary tax losses and capital losses of approximately US$2 439 million (2002: US$2 337 million), which have not been tax-effected. The BHP Billiton Group anticipates benefits from the recognition of losses in future periods to the extent of income or gains in relevant jurisdictions. These tax losses carried forward expire as summarised below:
	Australian	UK	Other foreign	Total
	losses	losses	losses	losses
Year of expiry	US$M	US$M	US$M	US$M
Income tax losses
2004			3	3
2005			-	-
2006			2	2
2007			2	2
2008			29	29
2009			17	17
2010			20	20
2011			12	12
2012			73	73
2013			1	1
2019			176	176
2020			390	390
2021			404	404
2022			248	248
2023			101	101
Unlimited	91	128	129	348
Capital tax losses
Unlimited	540	11	62	613
	631	139	1 669	2 439

11 Dividends
	2003	2002	2001
	US$M	US$M	US$M
BHP Billiton Plc (a)
Dividends declared (b)(c)	185	150	186
Dividends paid
Ordinary shares (d)	173	151	92
Preference shares (e)	-	-	-
	358	301	278
BHP Billiton Limited (a)
Dividends declared (b)(f)	280	242	245
Dividends paid (g)	262	241	231
	542	483	476
Total dividends paid or payable	900	784	754

Dividends payable in the consolidated profit and loss account are stated net of amounts which are not payable outside the BHP Billiton Group under the terms of the share repurchase scheme (refer note 25) and the Billiton Employee Share Ownership Trust (refer note 15).

(a) BHP Billiton Limited dividends per American Depositary Share (ADS) (as declared) for 2003 were 29.0 US cents per share (2002: 26.0 US cents per share; 2001: 49.4 Australian cents per share). Effective 25 June 2003, BHP Billiton Plc ADSs listed on the New York Stock Exchange. As the listing was subsequent to the record date for the final 2003 dividend, no dividends per BHP Billiton Plc ADS are applicable for any of the years shown above.

(b) Dividends declared on 7 May 2003 and payable at 30 June 2003 were paid on 2 July 2003.

(c) Declared final dividend of 7.5 US cents per share (2002: 6.5 US cents per share; 2001: 8.0 US cents per share).

(d) Interim dividend paid of 7.0 US cents per share (2002: 6.5 US cents per share; 2001: 4.0 US cents per share).

(e) 5.5 per cent dividend on 50 000 preference shares of Pounds1 each (2002: 5.5 per cent; 2001: 5.5 per cent).

(f) Declared final dividend of 7.5 US cents fully franked per share (2002: 6.5 US cents per share fully franked; 2001: 12.6 Australian cents per share fully franked).

              (g) Interim dividend paid of 7.0 US cents fully franked per share (2002: 6.5 US cents fully franked per share; 2001: 12.1 Australian cents unfranked per share).

All per share amounts have been adjusted for the BHP Billiton Limited bonus issue effective 29 June 2001.

12 Earnings per share
	2003	2002	2001
Basic earnings per share (US cents)
Excluding exceptional items	30.9	32.1	36.8
Impact of exceptional items	(0.3)	(4.1)	(11.1)
Including exceptional items	30.6	28.0	25.7
Diluted earnings per share (US cents)
Excluding exceptional items	30.9	32.1	36.6
Impact of exceptional items	(0.3)	(4.1)	(11.0)
Including exceptional items	30.6	28.0	25.6
Basic earnings per ADS (US cents) (a)
Including exceptional items	61.2	56.0	51.4
Diluted earnings per ADS (US cents) (a)
Including exceptional items	61.2	56.0	51.2
Earnings (US$million)
Excluding exceptional items	1 920	1 934	2 189
Including exceptional items	1 901	1 690	1 529
Weighted average number of shares (millions)
Basic earnings per share denominator	6 207	6 029	5 944
Diluted earnings per share denominator	6 222	6 042	5 973

    (a)For the periods indicated, each ADS represents two ordinary shares.

The loss on sale of the 6 per cent interest in BHP Steel Limited decreased basic earnings per share by 0.3 US cents for the year ended 30 June 2003. In 2002, the exceptional items (which are individually disclosed in note 2) decreased basic earnings per share by 4.1 US cents. In 2001, the exceptional items that had the greatest impact on basic earnings per share comprise the impairment of HBI Venezuela (decrease of 6.9 US cents) and the exit from Ok Tedi (decrease of 2.6 US cents). The remaining exceptional items in 2001 decreased basic earnings per share by 1.6 US cents per share (including a decrease of 0.2 US cents per share attributable to Discontinued Operations).

The Directors present earnings per share data based on earnings excluding exceptional items as this provides a more meaningful representation of the underlying operating performance of the BHP Billiton Group.

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share has been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the relevant shares held by the share repurchase scheme and the Group's Employee Share Ownership Trusts and adjusting for the BHP Billiton Limited bonus issue effective 29 June 2001.

The weighted average number of shares used for the purposes of calculating diluted earnings per share can be reconciled to the number used to calculate basic earnings per share as follows:
	2003	2002	2001
Number of shares	Million	Million	Million
Basic earnings per share denominator	6 207	6 029	5 944
BHP Billiton Limited options and performance rights and shares	13	11	12
BHP Billiton Limited partly paid shares	1	2	3
BHP Billiton Plc performance shares	1	-	-
BHP Billiton Plc executive share awards	-	-	14
Diluted earnings per share denominator	6 222	6 042	5 973

13 Intangible assets
		Negative
	Goodwill	goodwill	Total
	US$M	US$M	US$M
Cost
At the beginning of the financial year	63	(46)	17
Demerger or disposals of subsidiaries	(8)	-	(8)
At the end of the financial year	55	(46)	9
Amortisation
At the beginning of the financial year	21	(13)	8
Amortisation for the financial year	6	(4)	2
Demerger or disposals of subsidiaries	(8)	-	(8)
At the end of the financial year	19	(17)	2
Net book value at the end of the financial year	36	(29)	7
Net book value at the beginning of the financial year	42	(33)	9

End of part 1 of 3

__________________________________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 30 September 2003